Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

October 5, 2004
Our ref. No. PI 019

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Write off of Marketable Securities**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President
Investor Relations Office

dw 10/7

Translation of report filed with the Tokyo Stock Exchange on October 5, 2004

Write Off of Marketable Securities

Mitsubishi Corporation wishes to serve notice that it plans to recognize a loss on the write off of marketable securities for the first half of fiscal year ending March 2005. This announcement was filed with the Tokyo Stock Exchange pursuant to its timely disclosure rules.

1. Write Off of Marketable Securities (Available for Sale)

Mitsubishi Corporation plans to recognize a loss of 12.3 billion yen (of which loss of 12.2 billion yen is for ordinary shares held in Mitsubishi Motors Corporation) on the write off of marketable securities (available for sale) on a consolidated (U.S. GAAP) basis, as a result of a fall in stock prices.

2. Effect on U.S. GAAP-Based Consolidated Results for the Fiscal Year Ending March 2005

Mitsubishi Corporation's earnings is steady due to favorable market condition mainly in the natural resource field. Therefore, the company plans no revision to the company's consolidated earnings forecast (U.S.GAAP) for the time being, as a result of this action.
Mitsubishi Corporation will announce the details of the earnings forecasts for the full year ending March 2005, with the announcement of the first half earnings scheduled on November 5, 2004.

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